

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 8, 2021

Richard C. Wheeless, III
President and Director
Pegasus Medical Holdings, Inc.
c/o Richard C. Wheeless III
6647 Saint Andrews Cross, Unit D
Liberty Township, OH

Re: Pegasus Medical Holdings, Inc.
    Registration Statement on Form 10-12G
    Filed May 12, 2021
    File No. 000-56282

Dear Mr. Wheeless:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

Registration Statement on Form 10-12G Filed May 12, 2021

General

1. Please note that your registration statement will become effective automatically 60 days from the date you filed it and that you will then be subject to the reporting requirements of the Securities Exchange Act of 1934. If the review process has not been completed before the effectiveness date, and you are not required to register pursuant to Section 12(g) of the Exchange Act, you should consider withdrawing the Form 10 registration statement to prevent it from becoming effective and file it again at such time as you are able to respond to any remaining issues or comments.

2. We note that your certificate of incorporation's forum selection provision identifies the Court of Chancery of the State of Delaware as the exclusive forum for certain litigation,

including any "derivative action." Please describe the provision in your registration statement and disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. In that regard, we note that Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder, and Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If the provision applies to Securities Act claims, please also revise your registration statement to state that there is uncertainty as to whether a court would enforce such provision and that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

Directors and Executive Officers, page 14

3.   Please disclose the dates of Mr. Wheeless' tenure as CFO with the entities identified and, given that he only devotes a few hours per week to your operations, whether he served in a less than full-time capacity. Please also revise to clarify Taal Distributed Information Technologies Inc.'s reporting obligation as a publicly traded company, as well as the dates that LaunchKey Inc. and Pilus Energy were acquired. Please also disclose the principal business and size of the entities identified, and expand upon the "numerous privately held companies" where Mr. Wheeless has been an "adviser and/or board member." Refer to Item 401(e) of Regulation S-K for guidance.

Executive Compensation, page 15

4.   We note your disclosure that no officer or director has received any compensation from you since your inception, though you later disclose issuing 1,000,000 restricted shares of common stock to Mr. Wheeless at par value on December 20, 2018 in exchange for services provided, and your financial statements identify the issuance of 1,000,000 shares on May 31, 2019 as settlement of a management fee of $25,000. Please revise to address these apparent discrepancies and, if applicable, explain why you do not consider the $249,975,000 difference between the management fee and the fair value of the shares to be compensation under Item 402(m) of Regulation S-K.

Recent Sales of Unregistered Securities, page 17

5.   We note your disclosure beginning on page 19 that the five convertible notes were substantially identical. However based on the number of shares outstanding it appears that some of the convertible notes were converted at a different per share prices. Please revise to clarify the terms of conversion and aggregate consideration received per Item 701 of Regulation S-K. Please further disclose how you determined the value of your

common shares and the reason for the material change in their value since you disclose conducting virtually no business operations to date.

Financial Statements , page 23

6.   Please update your financial statements in accordance with Rule 8-08 of Regulation S-X.

Significant Accounting Policies, page F-6

7.   Your disclosure in this section indicates that your financial statements have been prepared and comply with IFRS. In light of the above, please help us to understand why your auditors provided their opinion on page F-1 with regards to the conformity of your financial statements to accounting principles generally accepted in the US. We may have further comment after receiving your response.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Howard Efron at (202) 551-3439 or Isaac Esquivel at (202) 551-3395 if you have questions regarding comments on the financial statements and related matters. Please contact Christopher Dunham at (202) 551-3783 or Maryse Mills-Apenteng at (202) 551-3457 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Theodore Ghorra, Esq.